Exhibit 99.1

     Company Contacts:

     Katia Fontana

     Vice President and Chief Financial

     Officer

     (514) 397-2592

     For all press and media inquiries,

     please contact:

     Press@birks.com

BIRKS GROUP REPORTS FY2026 HOLIDAY PERIOD SALES RESULTS

Montreal, Quebec. January 29, 2026 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its sales results for the 8-week interim sales period ended December 27th, 2025 (the “FY2026 Holiday Period”), resulting in an increase of 11.8% in net sales as compared to the corresponding period in FY2025. Comparable store sales for the FY2026 Holiday Period increased by 2.5% as compared to the corresponding period in FY2025.

The 11.8% increase in net sales for the FY2026 Holiday Period, as compared to the corresponding period in FY2025, is attributable in part to the acquisition of the European Boutique luxury timepieces and jewelry stores as well as an increase in sales of branded timepieces and Birks branded jewelry, both in retail and in e-commerce. The 2.5% increase in comparable store sales in the FY2026 Holiday Period versus the comparable period in FY2025 was also attributable to the performance of branded timepieces and Birks branded jewelry.

Mr. Niccolò Rossi di Montelera, Executive Chairman of the Board and Interim CEO of Birks Group, commented: “Our teams have delivered good sales results this holiday period as compared to the corresponding period last year, due in part to the acquisition of the European Boutique stores but also due to our strong retail and e-commerce performances. We are focused on building on this momentum and on delivering excellence in customer service. I would like to sincerely thank all our employees for their continued hard work and dedication.”

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized or relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales measure the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measure the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward-looking statements which can be identified, for example, by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales as well as tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs, and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.